Exhibit 99.1

INCREDIMAIL REPORTS RECORD $29.5 MILLION REVENUES AND $8.4 MILLION NET INCOME FOR 2010

Board of Directors approves final 2010 dividend of $0.40 per share

TEL AVIV, ISRAEL – March 9, 2011 - IncrediMail Ltd. (NASDAQ: MAIL), a digital media company that builds downloadable consumer products, today announced that:

•	Revenues in 2010 were a record $29.5 million, increasing $2.3 million, or 8.5%, over 2009

•	Adjusted EBITDA in 2010 was $13.4 million, compared to $12.9 million in 2009, and was 46% of revenues,

•	Net income in 2010 was $8.4 million, or $0.85 per diluted share

•	Cash flow from operations in 2010 was $9.8 million

Commenting on the results, Josef Mandelbaum, IncrediMail’s CEO, said, “2010 was another stellar year in terms of financial performance, and our accomplishments in the second half of 2010, including the signing of a new agreement with Google, helped us solidify the foundation for accelerated growth in 2011 and beyond.  Other major accomplishments included the completion of an extensive consumer research study, the results of which were received during the fourth quarter; and the investment in and improvement of our existing processes and backend systems.  The benefit of all these efforts should be seen in the second half of 2011.”

Mandelbaum continued, “We also successfully outsourced QA and eliminated some redundant positions to reinvest in higher yield opportunities. While this caused higher handover costs in the fourth quarter of 2010 and the first quarter of 2011, this move has already enabled us to refocus on higher yield activities.  Lastly, we have been working on enhancing our existing IncrediMail product, and have just started to invest in building a new product pipeline.”

For the year-ended December 31, 2010, R&D expenses increased 5% to $6.6 million, from $6.3 million in 2009.  In terms of a percentage of sales, R&D expenses are expected to remain relatively stable in 2011.

Sales and Marketing expenses were $5.2 million for the year, compared to $4.6 million in 2009. Marketing expenses included approximately $1.8 million in customer acquisition costs in 2010, which is relatively unchanged from customer acquisition costs reported in 2009.  In 2011, as the new growth strategy is implemented, we intend to increase this investment more than three-fold with a majority of the increase occurring in the latter part of 2011. This additional expenditure is expected to have a positive return on investment and help accelerate growth not only in 2011 but even more so in 2012.

General and Administrative expenses increased to $4.7 million in 2010, from $3.3 million in 2009. The increase in costs included one-time compensation costs in the second half of 2010, as well as our engaging the professional and experienced management team to properly scale the business and take the Company to the next level.  Having made that investment, we expect only a nominal increase in G&A in 2012.

“As we previously announced, our official guidance for 2011 calls for double-digit year-over-year sales growth of 13-15%, with revenues reaching approximately $33 million to $34 million.  Fueling this accelerated growth is our new strategy and a more aggressive customer acquisition activity layered over the viral nature of our products.  The back-end analytical systems built in the second half of 2010 will be used to measure our user’s value and ensure ROI positive investments.  This marketing effort is being tested and will be gradually implemented over the course of the year.  The rollout of our strategic activity is such that we expect growth and the associated investments will be more notable in the second half of 2011.  We expect net income for 2011 to be in the $7 million to $8 million range, representing a very healthy 21% - 24% of revenues,” Mandelbaum concluded.

Lastly, as a final chapter to 2010, the Board of Directors agreed to issue the final dividend for 2010 of $0.40 per share, to shareholders of record at the close of the NASDAQ Global Market on March 24, 2011 with a payout date to shareholders of record on April 7, 2011.  The dividend will be paid to the Company's shareholders net of taxes withheld at the source, pursuant to the applicable provisions of Israeli law.  As previously announced, the Company has changed its dividend policy for 2011 and beyond, and will no longer be issuing dividends.

Conference Call
IncrediMail will host a conference call to discuss the results today, March 9th at 10:00 AM EST (17:00 PM Israel Time). We invite all those interested in participating in the call to dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0865. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ:MAIL - News) is a digital media company that builds, acquires and enhances downloadable consumer applications. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software and Magentic, a wallpaper and screensaver software.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses, one-time expenses, hand-over expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. Adjusted EBITDA is calculated by adding to EBITDA one-time expenses and hand-over expenses. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,055	$24,368
Marketable securities	14,973	5,225
Trade receivables	2,795	2,320
Other receivables and prepaid expenses	4,485	4,819
Total current assets	38,308	36,732
LONG-TERM ASSETS:
Severance pay fund	877	1,104
Deferred taxes	102	63
Other long-term assets	478	495
Property and equipment, net	1,381	1,366
Other intangible assets, net	202	134
Total long-term assets	3,040	3,162
Total assets	$41,348	$39,894

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,831	$1,039
Deferred revenues	2,204	2,270
Accrued expenses and other liabilities	6,206	6,577
Total current liabilities	10,241	9,886
LONG-TERM LIABILITIES:
Deferred revenues	1,576	1,616
Accrued severance pay	1,379	1,390
Total long-term liabilities	2,955	3,006

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,701,750 and 9,527,821 at December 31, 2010 and 2009, respectively	28,152	27,002
Total liabilities and shareholders' equity	$41,348	$39,894

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Revenues	$7,799	$7,465	$29,497	$27,195
Cost of revenues	452	439	1,606	1,505
Gross profit	7,347	7,026	27,891	25,690
Operating expenses:
Research and development	1,712	1,720	6,607	6,254
Selling and marketing	1,531	1,323	5,244	4,616
General and administrative	1,681	1,024	4,741	3,334
Total operating expenses	4,924	4,067	16,592	14,204
Operating income	2,423	2,959	11,299	11,486
Financial income, net	47	91	322	72
Income before taxes on income	2,470	3,050	11,621	11,558
Taxes on income	654	970	3,232	3,545
Net income	$1,816	$2,080	$8,389	$8,013
Net earnings per Ordinary share:
Basic	$0.19	$0.22	$0.87	$0.86
Diluted	$0.18	$0.21	$0.85	$0.84
Diluted weighted number of shares	9,971	9,847	9,832	9,563
RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$1,816	$2,080	$8,389	$8,013
One-time compensation and hand-over expenses	176	--	626	--
Stock based compensation	187	140	761	672
Non-GAAP net income	$2,179	$2,220	$9,776	$8,685
Non-GAAP net earnings per share :
Basic	$0.22	$0.23	$1.02	$0.93
Diluted	$0.22	$0.22	$0.99	$0.91
GAAP net income	$1,816	$2,080	$8,389	$8,013
Income tax expense	654	970	3,232	3,545
Interest income, net	(47)	(91)	(322)	(72)
Depreciation, Amortization and Stock-based Compensation	339	331	1,500	1,387
EBITDA	$2,762	$3,290	$12,799	$12,873

EBITDA	$2,762	$3,290	$12,799	$12,873
One-time compensation and hand-over expenses	176	--	626	--
Adjusted EBITDA	$2,938	$3,290	$13,425	$12,873